Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT REGARDING CONTROLLING SHAREHOLDER’S UNDERTAKING NOT TO

REDUCE ITS SHAREHOLDING

AND OTHER RELATED MATTERS

China Life Insurance (Group) Company, the controlling shareholder of China Life Insurance Company Limited (the “Company”) published the “Letter of Undertaking” on its website in the evening of 8 July 2015, which stated that due to the recent unusual price fluctuations in the domestic stock market, China Life Insurance (Group) Company has undertaken that it will not reduce its shareholding in the Company (A share stock code: 601628) during the period of the unusual price fluctuations and will increase its shareholding in the Company at an appropriate time in order to support the stable and sustainable development of the capital market and to protect the legitimate rights of the investors.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 9 July 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping*, Xu Haifeng*
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade*
Independent Non-executive	Anthony Francis Neoh, Chang Tso Tung Stephen,
Directors:	Huang Yiping, Drake Pike*

*	Note: The qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Drake Pike as a Director is still subject to the approval of the China Insurance Regulatory Commission.